March 11, 2011

VIA EDGAR AND REGULAR MAIL

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	II-VI Incorporated

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed August 27, 2010

File No. 000-16195

Dear Mr. Jaramillo:

In response to the February 25, 2011 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raising various comments and requests for supplemental information regarding the above-referenced filing, II-VI Incorporated (“we” or “the Company”) respectfully submits its responses. We have recreated the comments and requests in the same format as presented in the original letter, and have set forth the Company’s responses following each numbered comment or request.

Note A. Nature of Business and Summary of Significant Accounting Policies, Accounts Receivable and Warranty Reserve, page 53

1.	You present a rollforward of your warranty reserve on page 54 that includes the beginning and ending balance and a single line for net expenses, credits and write-offs. Please tell us how you considered the amounts required to be presented per ASC 460-10-50-8(c).

Response:

We have presented the activity related to the warranty reserve on a net basis due to the immateriality of the warranty reserve when compared to the Total Liabilities of the Company and the overall financial position of the Company. At June 30, 2010, the warranty reserve represented 1.1% of Total Liabilities and 0.2% of Total Liabilities and Shareholders’ Equity. The Company’s annual warranty expense has historically approximated 0.4% of Total Revenues.

We will enhance future warranty reserve disclosures by quantifying and presenting the impact of the individual components of the warranty reserve activity on a gross basis. These enhancements will be reflected in the Company’s Form 10-Q quarterly report for the period ending March 31, 2011, which is expected to be filed with the Commission on or around May 10, 2011. Additionally, we will disclose this information in the Company’s next Form 10-K filing for the period ending June 30, 2011, which is expected to be filed with the Commission on or around August 29, 2011.

Note C. Acquisitions, page 59

2.	You disclose on page 60 that the fair values for the tangible and intangible assets’ acquired in the Photop Technologies’ acquisition were determined based upon third party appraisals. Please describe to us the nature and extent of the third party appraiser’s involvement and management’s reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response:

We engaged a third party valuation company to assist the Company in estimating the fair value of the acquired tangible and intangible assets that resulted from the acquisition of Photop Technologies, Inc. (“Photop”). However, while the Company reviewed the conclusions of the third party appraisal, the determination of the fair value of the acquired tangible and intangible assets recorded in connection with the acquisition of Photop was and is management’s responsibility, and such determination was and is made by management based on its information, estimates and calculations. In future filings, the Company will clarify that the fair value amounts recorded for the acquired tangible and intangible assets are the responsibility of management and will omit references that such values were determined based upon the use of third party valuation advisory services.

With respect to the Photop acquisition disclosures, this change will be reflected in the Company’s Form 10-Q quarterly report for the period ending March 31, 2011, which is expected to be filed with the Commission on or around May 10, 2011. Additionally, we will reflect this change in the Company’s next Form 10-K filing for the period ending June 30, 2011, which is expected to be filed with the Commission on or around August 29, 2011.

3.	You present supplemental pro forma consolidated results of operations as if the Photop acquisition had occurred July 1, 2007 for 2010, 2009, and 2008. Please tell us why you present three years of pro forma information and why you used July 1, 2007 for each presentation and not as of the beginning of the reporting period. Refer to ASC 805-10-50-2(h).

Response:

We presented an additional year (fiscal year 2008) of pro forma information for the Photop acquisition to provide supplemental information and to be consistent with the three years of Consolidated Statements of Earnings included in the Company’s Form 10-K for the fiscal year ended June 30, 2010. The decision to use July 1, 2007 as the presentation date for each period was based on our decision to include the fiscal year

2008 pro forma information in the Company’s Form 10-K for the fiscal year ended June 30, 2010. The inclusion of the fiscal year 2008 pro forma information and the use of the July 1, 2007 beginning date did not have a material impact on the pro forma information presented for fiscal year 2009; diluted earnings per share would have been $1.00 rather than the $1.03 presented. Further, the fiscal year 2010 pro forma information was not impacted by the inclusion of the fiscal year 2008 pro forma information.

In future filings we will change the supplemental pro forma disclosures for Photop to reflect a presentation date of July 1, 2008 to eliminate the presentation of the 2008 pro forma information. This change will be reflected in the Company’s next Form 10-K filing for the period ending June 30, 2011, which is expected to be filed with the Commission on or around August 29, 2011.

4.	Further, please tell us why you did not disclose the amount of earnings of Photop since the acquisition date included in your statement of operations for 2010. Refer to ASC 805-10-50-2(h) (1).

Response:

The Company periodically disclosed and released earnings indicators of Photop during the fiscal year ended June 30, 2010 via the Company’s Form 10-Q and 10-K filings. Since the acquisition date, the financial results of Photop have been included in the Near-Infrared Optics segment for reporting purposes. In Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 33 of the Company’s Form 10-K filing for the year ended June 30, 2010, the Company disclosed the impact Photop had on the segment’s results for that period. The $5.2 million increase in segment earnings between fiscal year 2010 and 2009 for the Near-Infrared Optics segment was primarily attributable to Photop and approximated the net earnings of Photop for fiscal year 2010. We believe this disclosure, combined with the disclosure of Photop’s fiscal year 2010 revenues of $46.9 million included in Note C Acquisitions to the consolidated financial statements in the Company’s Form 10-K filing for the year ended June 30, 2010, would enable a user of the information provided in the financial statements to understand the financial impact of Photop’s operations on the Company’s earnings in fiscal year ended June 30, 2010.

We will enhance future disclosures by including the amount of earnings attributable to Photop’s operations since the date of acquisition within Note C Acquisitions to the consolidated financial statements. This change will be reflected in the Company’s Form 10-Q quarterly report for the period ending March 31, 2011, which is expected to be filed with the Commission on or around May 10, 2011. Additionally, we will disclose this information in the Company’s next Form 10-K filing for the period ending June 30, 2011, which is expected to be filed with the Commission on or around August 29, 2011.

Additionally, the Company acknowledges the following as it relates to your February 25, 2011 letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or have follow-up questions regarding these responses, please contact me at (724) 352-5211.

Sincerely,

/s/ Craig A. Creaturo
Craig A. Creaturo
Chief Financial Officer and Treasurer

cc:	Francis J. Kramer, II-VI Incorporated President and Chief Executive Officer

Wendy F. DiCicco, II-VI Incorporated Audit Committee Chairwoman

Ronald Basso, Esquire, Buchanan Ingersoll & Rooney PC